EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Years Ended December 31,						Years Ended August 31,
(Unaudited)	2002		2001		2000		1999		1998
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$87,933		$109,229		$90,027		$37,087		$30,846
Other interest	10,523		27,454		24,775		14,440		3,723
Amortization of debt discount and expense	7,949		3,475		3,828		1,282		506
Interest on lease agreements	8,878		5,698		3,497		2,604		2,325

Total Fixed Charges	115,283		145,856		122,127		55,413		37,400
Preferred dividend requirements	60,820		59,839		59,839		61,061		44,228

Total fixed charges and preferred dividend requirements	$176,103		$205,695		$181,966		$116,474		$81,628

Earnings before income taxes and income from equity investees	$258,095		$108,218		$220,324		$160,032		$160,053
Total fixed charges	115,283		145,856		122,127		55,413		37,400

Earnings available for combined fixed charges and preferred stock dividend requirements	$373,378		$254,074		$342,451		$215,445		$197,453

Ratio of Earnings to combined fixed charges and preferred stock dividend requirements	2.12	x	1.24	x	1.88	x	1.85	x	2.42	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income from continuing operations before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.